PE
4-1-02

02024689

This document has 4 pages.

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# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of April

**PRESS RELEASE**



**TEMBEC INC.**

(Translation of registrant's name into English)

**800, René-Lévesque Boulevard West, Suite 1050**
**Montreal, Quebec H3B 1X9**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

Tembec

SGF REXFOR

**PRESS RELEASE** **FOR IMMEDIATE RELEASE**

## 200 JOBS CONSOLIDATED: TEMBEC AND SGF REXFOR CREATE NEW JOINT VENTURE

**Temiscaming, April 5, 2002 –** Tembec and SGF Rexfor announced today that they have formed a 50/50 joint venture, Temrex Forest Products, Limited Partnership.

Temrex has acquired the St-Alphonse sawmill in Quebec from Produits Forestiers St-Alphonse inc., a wholly-owned subsidiary of SGF Rexfor, as well as Tembec's Nouvelle sawmill, also located in the Gaspé region of Quebec, for a total consideration of $65.6 million, including $11.6 million in working capital.

Tembec and SGF Rexfor set up Temrex in response to weak markets and the significant drop in fibre supply in the Gaspé region. Combining the Nouvelle and St-Alphonse sawmills will increase their competitiveness and consolidate approximately 200 sawmill jobs in the Gaspé region. The two sawmills' combined annual production will be approximately 143 million board feet of green dressed and green rough spruce, pine and fir (SPF) lumber. Major markets are Quebec, Ontario and the Maritimes, with annual sales for the coming year projected at $62 million.

Temrex has also entered into a long-term agreement with Gaspésia Papers, Limited Partnership to supply wood chips to Gaspésia's paper mill in Chandler, Quebec, when it resumes operations. The agreement will provide Temrex with a substantial outlet for its chips, while ensuring a reliable source of raw materials for Gaspésia Papers. Temrex has also entered into separate marketing and support agreements with Tembec.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $3.5 billion with over 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British-Columbia, as well as in France and the United States. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Anyone wishing to receive Tembec's future press releases can do so by subscribing to Tembec's distribution list through its Web site at www.tembec.com

SGF Rexfor is a subsidiary of the Société générale de financement du Québec (SGF), whose mission is to carry out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted profitability requirements. Since its reorganization in 1998, SGF has generated investments of over $4.4 billion and created over 19,400 direct and indirect jobs through projects that reached the operational phase, as well as thousands of jobs during project construction. As of December 31, 2001, SGF's consolidated assets topped $2.9 billion. SGF has 57 international partners operating in Quebec. More details are available on SGF's Web site, at www.sgfqc.com

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**Sources:** **Tembec**

**Contacts:** Michel Dumas
Vice President, Finance and CFO
Tel: (819) 627-4268

Charles Gagnon
Vice-President, Corporate Relations
Tel: (819) 627-4230

**SGF Rexfor**

Sylvi e Brousseau
Director, Communications
Tel: (514) 876-9290

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2002

**TEMBEC INC.**

by: ______________________________

Claude Imbeau,
Vice-President, General Counsel and Secretary